Filed pursuant to rule 424(b)(5)
Registration No. 333-54504
PROSPECTUS SUPPLEMENT
(To Prospectus dated February 9, 2001)

236 Shares

PPL Corporation

Common Stock

PPL Corporation, or PPL, is selling 236 shares of its common stock to holders of its Premium Equity Participating Security Units (PEPSSM Units), Series B, referred to as the PEPS Units, Series B, pursuant to the election by such holders to effect an early cash settlement of their PEPS Units, Series B under the terms thereof. PPL expects to receive approximately $15,000 in cash proceeds (before giving effect to cash in lieu of fractional shares which PPL will pay to such holders) for the shares of common stock and will use these proceeds for general corporate purposes. See “Description of PPL Corporation’s Capital Stock” in the accompanying prospectus for a description of the PPL common stock to be issued.

Our common stock is traded on the New York Stock Exchange under the symbol “PPL.” On May 10, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $40.56 per share.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PPL expects to deliver the shares to purchasers on or about May 12, 2004.

May 7, 2004